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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003832

98
)0

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FU

?ORT FOR THE PERIOD BEGINNING April 19, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)



A. REGISTRANT IDENTIFICATION

.ME OF BROKER - DEALER:
Rohatyn
hatyn Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

)DRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza 50th Floor
(No. and Street)

:w York,	New York	10020
(City)	(State)	(Zip Code)

\ME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

rman Maybloom (212) 632-2636
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

'HECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL P

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-(e)(2). SEC 1410 (3-91)

AFFIRMATION

We, Felix Rohatyn and Norman Maybloom , affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Rohatyn Associates LLC for the period April 19, 2001 (date of inception) to December 31, 2001, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



February 20, 2002

Signature Date

President

Title



February 20, 2002

Signature Date

Financial & Operations Principal

Title

Subscribed and sworn
to before me this 20
day of February 2002



MARK A. ROSENBERG
Notary Public, State of New York
No. 03RO4945475
Qualified in Nassau County
Commission Expires Feb. 28, 2002

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


SEC MAIL
RECEIVED
MAR 04 2002
143
WASH. D.C.
PROCESSING
SECTION

INDEPENDENT AUDITORS' REPORT

To the Member of Rohatyn Associates LLC:

We have audited the accompanying statement of financial condition of Rohatyn Associates LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Rohatyn Associates LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2002

ROHATYN ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$ 2,051,193
Furniture, Equipment & Leasehold Improvements (less accumulated depreciation and amortization of $17,843)	343,582
Prepaid Expenses	55,240
Other Assets	86,826
Total Assets	$ 2,536,841

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 30,000
Deferred Revenue	62,500
Total Liabilities	92,500
Member's Equity	2,444,341
Total Liabilities and Member's Equity	$ 2,536,841

See notes to statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Rohatyn Associates LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on April 19, 2001. The Company provides investment banking and corporate finance services to domestic and international companies.

The principal business activity of the Company is to provide advisory services to clients engaged in mergers and acquisitions. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers or clients.

The Company became a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") effective July13, 2001 and is a member of the National Association of Securities Dealers (the "NASD").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - The Company defines cash and cash equivalents as cash and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Furniture, Equipment & Leasehold - Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is determined using estimated useful lives of 7 years. Leasehold improvements are amortized over the economic useful life of the improvement.

Consulting Fees - Consulting fees are recorded on an accrual basis. Consulting fees received in advance are deferred until earned.

Income Taxes - The Company is a single member limited liability company which is disregarded for Federal and New York State and City purposes. The income of the entity is reported by the single member on his personal return. In addition, the member, not the Company, will be subject to the New York City Unincorporated Business Tax. Therefore, no provision for income taxes has been provided for by the Company.

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

3. RELATED PARTY

The Company receives free office space from a related party. This related party also has a consulting contract with the Company.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001, the Company had net capital of $85,776 which was $74,213 in excess of its required net capital of $11,563. The Company's ratio of aggregate indebtedness to net capital was 1.08 to 1.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

February 20, 2002

Rohatyn Associates LLC
30 Rockefeller Plaza
New York, New York 10020

Dear Sirs:

In planning and performing our audit of the financial statements of Rohatyn Associates LLC (the "Company") for the period April 19, 2001 (date of inception) to December 31, 2001 (on which we issued our report dated February 20, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP